

May 26, 2015

Via E-mail
Mr. Harald Stobbe
President, Chief Executive Officer and Director
T-Bamm
Kiefernst. 1, 76327 Pfinztal, Germany

> **Re:** **T-Bamm**
> **Registration Statement on Form S-1**
> **Filed April 30, 2015**
> **File No. 333-203754**

Dear Mr. Stobbe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page, page 5

2. Please revise to limit your cover page to one page, including only the information set forth in Item 501(b) of Regulation S-K. Currently, we note your cover page is three pages long. See also Items 501(b)(5), 502(a) and 502(b) of Regulation S-K regarding your cross reference to Risk Factors and placement of the cover page after the table of contents and dealer prospectus delivery obligation.

3. Please revise to disclose the total amount of net proceeds as required by Item 501(b)(3) of Regulation S-K.

4. Revise to describe the effect on investors of the absence of an escrow account as required by Item 501(b)(8)(iii) of Regulation S-K.

The Offering, page 8

5. Please revise the net proceeds on this page to clearly reflect that this assumes the maximum is raised, and there is no minimum in this offering and there is no guarantee that you will raise any proceeds in this offering. Revise similar references to net proceeds or the amount of common stock to be outstanding after the offering.

Risk Factors, page 9

We have no cash flow from operation. . . , page 12

6. Please clarify this risk factor. For instance, you state that you need funds from this offering to begin to operate your business "only until Phase I of Operation" but appear to further state that Phase I requires minimum funding of $86,000 "for Phases I and II." Please revise to clarify and reconcile with your disclosure on page 37.

Use of Proceeds, page 17

7. We note the disclosure on page 12 in the risk factors section that "if less than all of the shares are sold, management will be required to adjust its plans and allocate proceeds in a manner which it believes, in our sole discretion, will be in our best interests." Please reconcile this statement with the disclosure in this section, which clearly sets for the allocation of proceeds at various levels of proceeds. Discuss in this section any ability to adjust the use of proceeds. See Instruction 7 to Item 504 of Regulation S-K.

8. Please revise to disclose all material terms of the verbal agreement you have with Harald Stobbe to loan the company funds "to complete the registration process."   For instance, please address whether potential loans are limited to completing the registration process. In this regard, we note your similar disclosure, with no such limitation, on page 36. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

9. Please discuss the use of proceeds if you sell less than 25% of the shares being registered. In addition, please revise to discuss the general components of each operational expense you list, as applicable. For example only, is it unclear, under this heading, what travel costs encompass or what SEO stands for.

Dilution, page 18

10. Please tell us why the anticipated net offering proceeds in the sale of all offered shares is presented as $92,106 on page 19 and $89,988 on page 8. The difference appears to be $2,118, the historical balance of total stockholders' equity. Please revise as necessary.

11. Please revise each of the sales scenarios in this table for the following, as applicable:

   a. Include the net tangible book value per share both before and after this offering. See Item 506(a) of Regulation S-K.

   b. Revise the line item labeled increase in net tangible book value per share after offering to describe the amount as being the increase in net tangible book value per share attributable to the cash payments made by purchasers of shares being offered or new investors. See Item 506(b) of Regulation S-K.

   c. And revise the line item labeled dilution per share to disclose this represents the dilution per share to new investors. See Item 506(c) of Regulation S-K.

12. We refer you to the 75% scenario of shares being sold in this offering. Please tell us how you calculated the increase in net tangible book value per share after the offering or attributable to new investors to be $0.0102 per share. Alternatively please revise this and the similar amounts presented in the 50% and 25% sales scenarios.

Description of Business, page 23

13. We note the references to websites in this section. Please remove the website URLs from the filing or file the information on the website as an attachment to the prospectus, as part of the registration statement. Refer to footnote 41 in Securities Act Release No. 33-7856 for guidance.

Report of Independent Registered Public Accounting Firm, page 28

14. Please revise the first and third paragraphs of the audit report to clarify that the period for the statements of operations, stockholder's equity and cash flows is the period from February 19, 2015 (inception) to February 28, 2015.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

<u>Plan of Operations, page 36</u>

15. We note your total estimated expenditures for the next twelve months will be $100,000. Please revise to address how long you can stay in business with your current resources, assuming you raise minimal funds from this offering.

<u>Signatures</u>

16. With your next amendment, please include the signature of your principal financial officer in addition to your principal executive and accounting officers. See Instruction 1 to Signatures of Form S-1.

17. Please include Mr. Stobbe's signature in his officer and director capacities. In this regard, we note the registration statement is signed by Mr. Stobbe on behalf of the company. See Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director